As filed with the Securities and Exchange Commission on March 23, 2001
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------
                                    FORM F-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------
                                  GENESYS S.A.
             (Exact name of Registrant as specified in its charter)

      Republic of France                    4899                Not Applicable
(State or other jurisdiction of (Primary Standard Industrial   (I.R.S. employer
incorporation or organization)   classification code number) identification no.)


        Le Regent- 4 rue Jules Ferry BP 1145, 34008 Montpellier Cedex 01,
                           France, +33-4-67-06-27-67
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Margie Medalle, Genesys Conferencing, Inc., 400 South Ulster Street, 12th Floor,
                     Denver, Colorado 80237, (303) 267-1272
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                   Copies to:

       Joel M. Walker, Esq.                      David L. Lougee, Esq.
      Breslow & Walker, LLP                      Jeffrey E. Swaim, Esq.
         767 Third Avenue              Mirick, O'Connell, DeMallie & Lougee, LLP
     New York, New York 10017                       100 Front Street
          (212) 832-1930                          Worcester, MA 01608
                                                     (508) 791-8500

    Andrew A. Bernstein, Esq.                   Lawrence A. Larose, Esq.
Cleary, Gottlieb, Steen & Hamilton           Cadwalader, Wickersham & Taft
     41, avenue de Friedland                        100 Maiden Lane
       75008 Paris, France                      New York, New York 10038
        +33-1-40-74-68-00                            (212) 504-6000

                             ----------------------

                  Approximate date of commencement of proposed
                sale to the public: As soon as practicable after
                  the Registration Statement becomes effective.

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

     ===========================================================================

           Title of each class                       Amount to be
      Of securities to be registered                   Registered
     ---------------------------------           --------------------
     Ordinary shares, nominal value
     Eur 5 per share (1)............                  934,570 (2)

          Proposed maximum
             aggregate                                Amount of
           offering price                           Registration fee
      -----------------------                -----------------------------
      U.S.$ 20,495,560 (3)                            U.S.$ 5,124 (3)
      ==========================================================================

     (1)This registration statement relates to an offering of ordinary shares, nominal value Eur 5 per share, of Genesys S.A., to be issued in the United States in connection with the merger of Vialog Corporation ("Vialog") with a wholly-owned subsidiary of Genesys, all as described in Genesys' earlier effective Registration Statement on Form F-4 (No. 333-55392). A separate registration statement on Form F-6 has been filed in connection with the Genesys American Depositary Shares, each representing one-half of one Genesys ordinary share, to be issued in the United States in connection with the merger.

     (2) A maximum of 4,253,392 Genesys ordinary shares may be issued in the merger. This figure is calculated based on (a) the fully-diluted share capital of Vialog, (b) a maximum exchange ratio of 0.6703 Genesys ADS per share of Vialog common stock and (c) the number of Genesys ordinary shares per Genesys ADS. The registration fee for 3,318,822 Genesys shares was paid upon filing the earlier effective registration statement for the offering. This registration statement registers an additional 934,570 Genesys shares.

     (3) The proposed maximum aggregate offering price (estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule
     457) was calculated in accordance with Rule 457(f) based on (a) the number of Vialog shares to be canceled (2,788,512 Vialog shares) in the merger that corresponds to the additional Genesys shares registered hereby; and
     (b) the average of the high and low sale prices of the shares of Vialog on the American Stock Exchange on March 22, 2001 ($7.35 per share).

         This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(b) under the Securities Act of 1933, as amended.

                          Incorporation of Prior Filing

         The contents of Genesys' Registration Statement on Form F-4 (File No. 333-55392), with respect to the transactions described therein, are incorporated by reference into this Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended.

                               Recent Developments

Earnings Announcements

         On March 5, 2001, Vialog announced its results for the fourth quarter of 2000 and for the year ended December 31, 2000. This information is described in Vialog's Current Report on Form 8-K dated March 5, 2001, which is incorporated by reference in this registration statement.

         On March 7, 2001, Genesys announced preliminary unaudited French GAAP figures for the year ended December 31, 2000. The following table summarizes the principal U.S. GAAP figures for the year ended December 31, 2000 and December 31, 1999.

                                          Year ended December 31,
                                 1999                               2000 (1)
                                 ----                               --------
                                             EUR in Thousands


Revenues.......................                47,995                92,416
EBITDA.........................                 6,752                12,618
Operating Loss.................                 (487)                (2,962)
Net Loss.......................               (3,838)                (8,227)

(1) Unaudited.

         Revenues increased from EUR 48.0 million in 1999 to EUR 92.4 million in 2000. The increase primarily reflects strong revenue growth in Europe, particularly in the United Kingdom and Germany, due to growth in automated services, and the impact of including a full year of revenues from Williams, Aloha and VideoWeb in 2000, as opposed to including only five, nine and eight months, respectively in 1999. EBITDA increased from EUR 6.8 million in 1999 to EUR 12.6 million in 2000, and decreased as a percentage of revenues from 14.1% in 1999 to 13.6% in 2000. The primary factors behind this decrease were the impact of including losses of companies acquired during 2000, increased internal expenses related to acquisitions and the opening of new offices in additional countries. Operating loss increased from EUR 0.5 million in 1999 to EUR 3.0 million in 2000, while net loss increased from 3.8 million in 1999 to 8.3 million in 2000.

Genesys board decision

         On March 8, 2001, Genesys announced that its Board of Directors had decided, based on then-current conditions, that in the event the Vialog board terminates the merger agreement due to a decline in the Genesys share price, Genesys will not exercise its right under the merger agreement to adjust the exchange ratio. If the Genesys board does not exercise its right to adjust the exchange ratio, the maximum exchange ratio will be 0.6703 ADSs for each Vialog share.

Refinancing

         On March 22, 2001, Genesys and Vialog jointly announced that they have received commitments from a bank group for a U.S. $ 125 million senior credit facility that will permit Vialog Corporation to refinance its outstanding debt following its acquisition by Genesys. In addition to the refinancing of approximately U.S. $ 90 million of Vialog debt, the credit facility will provide for the refinancing of Genesys' existing debt and a U.S. $ 10 million working capital line of credit. Participants in the credit facility will include BNP Paribas, CIBC World Markets and Fortis Bank. Genesys and Vialog announced that they expect that the credit facility will be fully documented and available in approximately 4 weeks from March 22, 2001. Availability of the credit facility is subject to due diligence, documentation and other customary conditions for a facility of this kind. The principal terms of the commitments are set forth in a term sheet that is filed as an exhibit to this Registration Statement.

         The terms provided by the term sheet signed with the banks should enable the combined group to generate approximately U.S.$4.5 million of annual cash savings related to interest costs compared with Vialog's current interest costs.

Closing date and exchange ratio calculations

         The Vialog merger closing is scheduled to occur in conjunction with the loan closing. Pursuant to the merger agreement, the exchange ratio will be determined on the basis of the volume-weighted average share price of Genesys shares on Euronext-Paris for the 10 consecutive trading days ending on the second trading day prior to the day of the closing. Vialog's termination right remains unchanged, although Vialog has announced that its board has re-affirmed its intention to proceed with the merger under market conditions prevailing on March 22, 2001. In the announcement relating to the credit facility commitments, Genesys restated that its board had previously decided, based on current conditions, not to exercise its right to adjust the exchange ratio if the board of Vialog were to decide to exercise its right to terminate the merger agreement. The exchange ratio will thus under current conditions be fixed at a maximum of 0.6703 ADSs for each Vialog share.

Approval of Astound Acquisition

         On March 20, 2001, the shareholders of Astound Incorporated approved the acquisition of Astound by Genesys substantially on the terms described in the proxy statement / prospectus. (see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Genesys - Recent Developments - Astound Acquisition"). In connection with this approval, the shareholders of Astound also authorized the company's board of directors to amend the plan of arrangement and merger agreement between Astound and Genesys to change the time of payment of Eur 4 million in cash, which Genesys is required to pay to Astound's shareholders because the market price of Genesys ordinary shares which may be issued in the future to Astound shareholders as a result of the merger has declined below the threshold of Eur 35 specified in the original acquisition agreement. The additional amount will now be payable on January 4, 2002, together with interest computed at a rate of 9-month LIBOR plus 2.75%, rather than at closing as previously provided in the merger agreement.

         In addition, Astound and Genesys have agreed to amend the plan of arrangement and merger such that, if some of the outstanding warrants to purchase shares of Astound are not exercised by a date prior to the closing, which is expected to occur during the week of March 26, 2001, the total purchase price of the transaction will be reduced by the total exercise price of the unexercised warrants. Finally, Genesys has agreed to release certain Astound shareholders from their lock-up agreements with respect to a total of 5% of their respective shareholdings. Astound is expected to seek ratification of these amendments at its adjourned shareholders' meeting scheduled for March 26, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement filed pursuant to Rule 462(b) of the Act to be signed on its behalf by the undersigned, thereunto duly authorized, in Montpellier, France on March 23, 2001.

                                         GENESYS S.A.

                                        By:/s/ Francois Legros
                                           --------------------------
                                        Name:  Francois Legros

                                        Title: Chairman and Chief
                                               Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement filed pursuant to Rule 462(b) has been signed by the following persons in the capacities and on the dates indicated.

                  Signature                                        Title                              Date
                  ---------                                        -----                              ----

/s/ Francois Legros                            Chairman and Chief Executive Officer            March 23, 2001
------------------------------------
Francois Legros

/s/ Pierre Schwich                             Executive Vice President Finance                March 23, 2001
------------------------------------
Pierre Schwich

(*)                                            Director                                        March 23, 2001
------------------------------------
Jean-Jacques Bertrand


                                               Director                                        March 23, 2001
(*)
------------------------------------
Jean-Charles Bouillet

(*)                                            Director                                        March 23, 2001
------------------------------------
Part'Com,
represented by Philippe Piriou

------------------------------------

(*)                                            Executive Vice President - America and          March 23, 2001
                                               Authorized Representative in the
------------------------------------           United States
Margie Medalle


(* ) By /s/ Pierre Schwich
       -----------------------------
         Pierre Schwich,
         Attorney-in-Fact pursuant to Power of Attorney previously filed as an exhibit to the Registrant's Registration Statement on Form F-4 (File
         No. 333-55392)

                                  EXHIBIT INDEX

Exhibit
-------
Number         Description
------         -----------

2.1 Agreement and Plan of Merger and Reorganization, dated as of October 1, 2000, by and among Vialog Corporation, Genesys S.A. and ABCD Merger Corp.(attached as Annex to the proxy statement/prospectus included in the Registration Statement) (*)

2.2 Voting Agreement,dated as of October 1,2000 (attached as Annex C to the proxy statement/prospectus included in the Registration Statement) (*)

3.1            By-laws of Genesys S.A. (*)

4.1 Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to the Genesys American Depositary Shares).

5.1 Opinion of Marie Capela-Laborde, counsel for Genesys regarding the legality of the securities issued.

8.1 Opinion of Cadwalader,Wickersham & Taft, special counsel to Vialog regarding certain U.S. tax matters.

10.1 Multicurrency Credit Agreement, dated as of August 8, 2000 among Genesys S.A., Fortis Bank S.A. and the other banks named therein. (*)

10.2 Excerpt from the Information Document (Note d 'information) of Genesys S.A. relating to the terms and conditions of its 3% convertible bonds due September 2004. (*)

21.1           List of Subsidiaries (*)

23.1           Consent of Ernst & Young Audit with respect to the Genesys S.A.
               financial statements

23.2 Consent of KPMG LLP with respect to the Vialog Corporation financial statements

23.3 Consent of KPMG LLP with respect to the Telephone Business Meetings, Inc. financial statements

23.4 Consent of KPMG LLP with respect to the Conference Source International, Inc. financial statements

23.5 Consent of KPMG LLP with respect to the A Business Conference Call, Inc. financial statements

23.6 Consent of Ernst & Young LLP with respect to the Williams Conferencing financial statements

23.7 Consent of Ernst & Young LLP with respect to the Aloha Conferencing financial statements

23.8 Consent of KPMG LLP with respect to the Aloha Conferencing financial statements

23.9 Consent of Ernst & Young with respect to the VideoWeb Limited financial statements

23.10 Consent of Ernst & Young with respect to the Eureka Global Teleconferencing Services GmbH and Telechoice Deutschalnd GmbH combined financial statements

23.11          Consent of KPMG LLP with respect to the Astound
               Incorporated financial statements

23.12 Consent of Marie Capela-Laborde (included in the opinion filed as Exhibit 5.1 and incorporated herein by reference)

23.13 Consent of Cadwalader, Wickersham & Taft, special counsel to Vialog, (included in Exhibit 8.1 and incorporated herein by reference)

24.1           Power of Attorney (*)

99.1           Form of Proxy (*)

99.2 Form of term sheet setting forth terms of the commitment of BNP Paribas, Fortis Bank and CIBC World Markets to provide financing, subject to certain conditions.

(*) incorporated by reference to the registrant's Registration Statement on Form F-4 (333-55392)